SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

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[x] ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Transition Period from ________ to ________

LIBERTY NATIONAL LIFE INSURANCE COMPANY
401(K) PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
(205) 325-4200
(Name of issuer of the securities held pursuant to the plan)

Total number of pages in this report is 13.
Index of Exhibits at page 11.

To the Administrative Committee of the
Liberty National Life Insurance Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Liberty National Life Insurance Company 401(k) Plan "(the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 19, 2002

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
ASSETS		
Investments, at fair value:		
Torchmark common stock	$2,249,715	$2,092,038
Waddell & Reed class A common stock	132,503	38,980
Waddell & Reed class B common stock	0	163,050
United mutual funds	1,540,200	1,205,472
Short-term investments	112,872	92,643
	4,035,290	3,592,183
Receivable from participating employers	42,423	41,558
Net assets available for benefits	$4,077,713	$3,633,741

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2001	2000
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$21,917	$18,512
Dividends on mutual funds	38,792	9,396
Interest income - short-term investments	4,055	3,410
	64,764	31,318
Net appreciation (depreciation) in fair value of investments	(158,363)	673,902
Contributions:		
Participant contributions	1,034,405	1,061,314
Employer contributions	299,078	271,363
	1,333,483	1,332,677
Benefits paid to participants:		
Shares withdrawn	5,197	3,577
Cash settlements	790,715	367,004
	795,912	370,581
Net increase in net assets	443,972	1,667,316
Net assets available for benefits:		
Beginning of plan year	3,633,741	1,966,425
End of plan year	$4,077,713	$3,633,741

See accompanying notes to financial statements.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Liberty National Life Insurance Company 401(k) Plan (the "Plan") was adopted on December 28, 1995 by the Board of Directors of Liberty National Life Insurance Company ("Liberty National") and became effective as of January 1, 1995.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2001 and 2000 was $39.33 and $38.44, respectively.

The investments in Waddell & Reed common stocks are stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed Class A common stock was $32.20 and $37.63 at December 31, 2001 and 2000, respectively. On April 30, 2001, Waddell & Reed Class B common stock closed at a price of $30.43 per share and was converted to Waddell & Reed Class A common stock on a one-for-one basis. The closing price per share of Waddell & Reed Class B common stock was $37.50 at December 31, 2000.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Fourteen mutual funds are available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

All mutual funds are managed by Waddell & Reed, Inc., a former subsidiary of Torchmark.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

NOTE A - Summary of Significant Accounting Policies (continued)

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National and its affiliates.

Federal income taxes - Liberty National received a determination letter dated December 5, 1996 from the Internal Revenue Service stating that the Plan qualifies under Section 401(k) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must have been hired on or after January 1, 1995 and must complete a year of credited service with a sponsoring employer. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 35% of a participant's contributions (limited to 6% of a participant's compensation).

At the end of 2001, the following companies were participating employers in the Plan:

(a) Liberty National, (Birmingham, Alabama)

(b) United Investors Life Insurance Company, "United Investors", (Kansas City, Missouri)

NOTE B - Description of Plan (continued)

Vesting provisions - Participants have a fully-vested and nonforfeitable interest in their own account. The participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Nonforfeitable Percentage
less than 2	0%
2 but less than 3	10%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Benefit payment provisions - Participants who terminate may withdraw all or part of their participant account and the vested portion of their employer account. All benefits under this Plan shall be paid as single sums. The participant can take payments in cash or shares. Withdrawals prior to termination of employment are allowed only under prescribed hardship conditions as defined in the Plan agreement.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had forfeitures of $39,189 and $13,483 in 2001 and 2000, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31,	
	2001	2000
Mutual Fund Shares:		
United Science & Technology	$ 354,012	$ 291,405
United New Concepts	117,008	124,769
United Core Investment	159,361	159,817
United Cash Management	478,977	235,861
United Vanguard	176,545	165,841
United Accumulative	57,299	54,056
United Bond	10,230	4,454
United International Growth	52,377	45,567
United Continental Income	3,988	2,452
United High Income	16,978	18,861
United Government Securities	8,963	4,867
United Retirement Shares	87,864	87,693
United Global	3,959	1,929
United Assets Strategy	12,639	7,899
	$1,540,200	$1,205,471
Torchmark Common Stock	$2,249,715	$2,092,038
Waddell & Reed Class A Common Stock	$ 132,503	$ 38,980
Waddell & Reed Class B Common Stock	$ 0	$ 163,050
Deposit Fidelity U.S. Treasury Portfolio II Class A	$ 112,872	$ 92,643

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,	
	2001	2000
Common stocks	$ 26,101	$ 754,230
Mutual funds	(184,464)	(80,328)
	$ (158,363)	$ 673,902

NOTE D - Related Party Transactions

Plan participants investing in mutual funds indirectly pay a management fee to Waddell & Reed, Inc. for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party-in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark. Such purchases and sales, which qualify as party-in-interest transactions, are handled by Compass Bank, the Plan trustee, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed are deposited in a short-term fund which is interest-bearing. During 2001 and 2000, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund administered by Reliance Trust Corporation.

LIBERTY NATIONAL LIFE INSURANCE COMPANY 401 (k) PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2001

	Identity of Issue	Description of Investment			Current Value
*	Torchmark Corporation	57,201	shares	$1 par value common stock	$2,249,715
*	Waddell & Reed Class A	4,115	shares	$1 par value common stock	132,503
*	Waddell and Reed, Inc. United Group of Mutual Funds	27,812	shares	United Core Investment Fund	159,361
		37,462	shares	United Science and Technology Fund	354,012
		9,124	shares	United Accumulative Fund	57,299
		725	shares	United Bond Fund	10,230
		8,530	shares	United International Growth Fund	52,377
		333	shares	United Continental Income Fund	3,988
		2,276	shares	United High Income Fund	16,978
		22,319	shares	United Vanguard Fund	176,545
		14,699	shares	United New Concepts Fund	117,008
		1,624	shares	United Government Securities Fund	8,963
		13,313	shares	United Retirement Shares	87,864
		1,128	shares	United Global Fund	3,959
		2,062	shares	United Asset Strategy Fund	12,639
		478,977	shares	United Cash Management Fund	478,977
					1,540,200
*	Compass Bank	112,872	shares	Deposit Fidelity U.S. Treasury Portfolio II Class A	112,872
					$4,035,290

* Indicates a party-in-interest to the Plan

See independent auditors' report.

Index of Exhibits

99 (b) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated January 31, 2002 into Form S-8 of the Liberty National Life Insurance Company 401 (K) Plan (Registration No. 33-65507) (incorporated by reference from Exhibit 23 (e) to Form 10-K of Torchmark Corporation for the year ended December 31, 2001).

99 (b) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditor's report dated June 19, 2002, to Form S-8 Registration Statement No. 33-65507.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY NATIONAL LIFE
INSURANCE COMPANY
401(K) PLAN

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: 6/27/02

By: Carr W. Patterson
Carr W. Patterson, Member
Administrative Committee

Date: 6/27/02

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

Date: 6/27/02

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-65507 of Torchmark Corporation on Form S-8 of our report dated June 19, 2002, appearing in this Annual Report on Form 11-K of Liberty National Life Insurance Company 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dallas, Texas
June 28, 2002